UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

FOR THE MONTH OF NOVEMBER 2012

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TABLE OF CONTENTS

Page

Signature		3

Exhibit 99.1	Notice of Annual General Meeting of Shareholders

Exhibit 99.2	Proxy Statement

Exhibit 99.3	Proxy card for ADR shareholders

Exhibit 99.4	Proxy card for common shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.

By:	/s/ Thomas Gurnee
Name: Title:	Thomas Gurnee Chief Financial Officer

Date:  November 5, 2012

Exhibit Index

Exhibit 99.1	Notice of Annual General Meeting of Shareholders

Exhibit 99.2	Proxy Statement

Exhibit 99.3	Proxy card for ADR shareholders

Exhibit 99.4	Proxy card for common shareholders